Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES RELEASE DATE FOR ITS 2016 SECOND QUARTER RESULTS AND CONFERENCE CALL/WEBCAST DETAILS

(Calgary, July 25, 2016) - Pengrowth Energy Corporation today announced that it intends to release its second quarter results after the close of equity markets on Thursday, August 4, 2016.  A conference call and listen only audio webcast will be held, beginning at 6:30 A.M. Mountain Time (MT) on Friday, August 5, 2016, during which management will review Pengrowth's results and respond to questions from analysts.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to the start of the call to register.

Dial-in numbers:
Toll free: (866) 223-7781 or Toronto local (416) 340-2216
Live listen only audio webcast: http://www.gowebcasting.com/7719

 The call will be recorded and available for playback shortly after the conclusion of the meeting until August 12, 2016 using the following dial-in numbers:
(800) 408-3053 or (905) 694-9451
Participant pass code: 6087911

About Pengrowth:
Pengrowth Energy Corporation is an intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Lindbergh thermal oil, Cardium light oil, Swan Hills light oil and the Groundbirch and Bernadet Montney gas projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.
PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:
Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com